[Letterhead of VillageEDOCS]

April 6, 2006

Mr. Daniel Gordon, Branch Chief
Ms. Jessica Barberich, Staff Accountant
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:      VillageEDOCS
            File No. 000-31395
            Form 10-KSB for Fiscal Year ended December 31, 2004
            Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
            June 30, 2005, and September 30, 2005.

Dear Mr. Gordon and Ms. Barberich:

I am the Chief Financial Officer and Principal Accounting Officer of VillageEDOCS (the "Company").  In that capacity, I am responding to your comment letter dated March 10, 2006 regarding the above annual and quarterly reports and your comment letter dated April 6, 2005 regarding the Company's Form 8-K filed on March 29, 2006.  To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letters, and the text of each of your comments precedes our response.

March 10, 2006 Letter

Form 10-KSB for the year ended December 31, 2004

Note 7 - Convertible Notes Payable to Related Parties

Comment No. 1.  We have read and reviewed your response to comment one.  You note that Mr. and Mrs. Williams have expressed their intention, as majority stockholders, to continue to consent and approve increases in your company's authorized number of shares;  for this reason, you do not believe that the classification of certain conversion features of your debt as liabilities is appropriate under EITF No. 00-19.  However, since the company cannot control its shareholders and the Williams' do not have any legal obligation to continue to authorize more shares, we still believe that the conversion features embedded within these debt instruments should be treated separately as derivative liabilities since EITF 00-19 has no probability notion.  Although Mr. and Mrs. Williams have expressed their intention to facilitate necessary changes to VillageEDOCS' capital structure in order to facilitate capital formation and improvement in the company's financial position, the shareholders are ultimately in control and may not always act in the best interests of the company.  Furthermore, while the Williams' are currently your majority shareholder, the Williams' could choose to sell a portion of their interest in the future and therefore no longer be able to unilaterally vote to increase the amount of authorized and unissued shares available.  For the above reasons, we continue to believe that VillageEDOCS should bifurcate the conversion options embedded in the convertible debt hosts and account for them as derivative liabilities pursuant to SFAS 133 and paragraph 20 of EITF 00-19.  Furthermore, we note that you would also be unable to conclude that you have sufficient authorized and unissued shares to settle any of your commitments within the scope of EITF 00-19 since you have an instrument that is convertible into a potentially unlimited number of shares.  In this regard, we believe that all of these instruments would also be required to be accounted for as derivative liabilities, pursuant to paragraph 24 of EITF 00-19.  Please advise.  If you continue to disagree with our conclusion, you may provide a copy of the written "reaffirmation" of the Williams' intentions as noted in your response letter for further consideration.  We note that we will likely be unable to conclude that this "reaffirmation" is sufficient evidence to conclude that the company will always have sufficient authorized and unissued shares, particularly since it is unclear whether this letter would be legally binding.

  After reconsidering paragraphs 19-24 of EITF 00-19, we have concluded that, because of the variable conversion feature of the convertible notes in question, there is no cap on the number of shares the Company may have to issue to net-share settle the contract, and we have determined that these embedded derivatives should be separated from the debt and accounted for as a liability.  While we continue to believe that our agreement with the Williams' to effect any needed increases in the number of authorized and unissued shares would have allowed the Company to settle its contracts with common stock, we accept the reasoning behind the staff's opinion that, in retrospect, the Company may not have been able to exercise ultimate control over the number of its authorized and unissued shares at all times and circumstances.  We have eliminated the embedded conversion feature of the above referenced notes, either through the conversion, satisfaction, or establishment of a fixed conversion price of $0.14 per share on all of the above referenced notes.  The last of the instruments with a conversion price tied to fair value of the common stock was converted on June 2, 2005.  In each period subsequent to June 2005, we have had a sufficient number of authorized common shares to fulfill our obligations under all of our outstanding instruments.  Thus, we have made an adjusting entry effective the second quarter of 2005 that eliminates the remaining derivative liability, which had been recorded pursuant to the application of EITF 00-19, and a corresponding credit to shareholders' equity.  We will restate our annual report for 2004 and each of our quarterly reports for 2005.

Comment No. 2.  We note that the convertible notes issued to Mr. and Mrs. Williams on February 17, 2004 were convertible into shares of your company's common stock at a conversion price equal to 85% of the average of your company's common stock closing bid price on the OTCBB, NASDAQ, or other established securities exchange or market for the ten consecutive trading days prior to the date the Williams' deliver written notice of their conversion election to your company.  In this regard, the value of the shares due to the Williams' upon conversion is fixed at $2,000,000 which is equal to 117.65% of the face value of the notes, $1,700,000.  It appears that the debt instrument contains an embedded put option.  Please tell us what consideration you gave to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133 when determining the proper accounting treatment for this feature in your convertible debt instrument.

  In light of the staff's comments and upon further review of SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 of SFAS 133, we have concluded that this conversion feature is an imbedded put option that is not clearly and closely related to the debt host contract and thus should be separated from the debt and accounted for as a liability at its fair value and marked to market at each reporting period.  We have included the value of the put option in our analysis in comment 1 above.

Comment No. 3.  We note your response to comment three and have reviewed the forms that you referenced; however, the convertible notes disclosed in your footnotes have different conversion features than the ones included in those forms.  Please provide us with the agreements that match the terms of the convertible notes disclosed in your footnotes.

  We made a more thorough examination of the forms of convertible promissory notes issued by the Company in light of the staff's comments and have concluded that the form of convertible promissory notes issued to the Williams' between May 15, 2002 and November 17, 2004 was similar but was not in all respects the same as the forms of the notes that we filed with the Form 10-QSB on May 15, 2002.  For all convertible promissory notes issued to the Williams' between May 15, 2002 and November 17, 2004, we used a modified form of note that included a conversion feature tied to the market price of our common stock. As Exhibit "A" to this letter, we attach the form of convertible promissory note that was used for all but one of the Williams' convertible promissory notes through November 17, 2004.   The sole exception to the use of the form supplied in Exhibit "A" is a convertible promissory note we issued to the Williams' on February 17, 2004.  A conformed copy of that note is attached to this letter as Exhibit "B."   We will file each of these documents as additional exhibits to the Form 10-KSB for 2005 and will plan to include them in the Form 10-KSB/A for 2004.  As of the date of this letter, we have not issued any new promissory notes to the Williams' after November 17, 2004.

Forms 10-QSB for the periods ended June 30, 2005, and September 30, 2005.

Note 7 - Stockholder' Equity

Comment No. 4.  We note your response to comment 4, however we believe that the fair value of the warrants and other compensation issued to your employees in connection with the acquisition of TBS and Phoenix Forms, Inc. should have been expensed when incurred.  Paragraph A8 of SFAS 141 specifically requires that internal costs associated with a business combination be expensed as incurred.  Please restate your 2004 and 2005 financial statements to properly account for these fees.

  As requested, we will restate our 2004 and 2005 financial statements to account for the fees paid to Messrs. Conner and Hill in accordance with the staff's guidance on paragraph 8 of Appendix A of SFAS No. 141.  The restatement will reflect that the Company incurred an additional $76,000 of expenses during March 2004, $9,240 during February 2005, and $34,377 during April 2005, for a total of $119,617 that will be included in the restated statements of operations for the applicable periods.  As the Company accounted for its employee stock-based compensation under APB Opinion No. 25, as amended, "Accounting for Stock Issued to Employees" during 2004 and 2005, the Company will not record any expense related to the issuance of the 550,000 warrants to Messrs. Conner and Hill in connection with the acquisitions.  The value of these warrants will be included in our pro forma disclosure, as required under SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure."   Therefore, the related change in the accounting treatment of the cash, stock, and warrants issued to Messrs. Conner and Hill in connection with the acquisitions will result in a reduction of goodwill of an aggregate of $119,617.

Comment No. 5.  We noted in your response dated January 20, 2006 that you agreed that the more appropriate accounting treatment of the shares issued as finder's fees in connection with the induced conversions of certain notes is to record such costs as expenses.  You also noted that you would reflect the corrections in your Form 10-KSB for the year ended December 31, 2005.  Since you will need to amend your 10-QSBs for the finder's fees and compensation noted above in comment four, please reflect these corrections properly in your amended 10-QSBs as well.

  We will include in our amended Forms 10-QSB the additional compensation expense resulting from our further review of paragraph 25 of SFAS No. 84 in light of the Staff's comments.  The statements of operations for the applicable periods will reflect an additional $75,002 of expenses during June 2005 and $20,767 during September 2005.

April 6, 2006 Letter

Comment No. 1.  We note your references to the SEC Staff's positions within the discussion of your restatement.  However, the basis for your restatement appears to be your reconsideration of the requirements of GAAP and your conclusion that your accounting treatment was inappropriate; thus, reference to the SEC Staff's positions is unwarranted.  Please amend your filing accordingly.

  We will amend the subject filing to remove references to the Staff's positions.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the subject filings, that comments from the staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the contents of this letter adequately address the staff's remaining concerns.  We plan to file the aforementioned amendments to the subject filings by May 15, 2006 unless the staff has additional comments that we are unable to clear by that date.  If you seek additional clarification or would like additional information, please contact me directly by telephone at (714) 368-8718 or by email to mrichard@villageedocs.com.

Thank you for your review of our filings and the responses to the comment letter.  We appreciate the staff's guidance and assistance with our disclosures.

Best regards,

/s/

Michael A. Richard
Chief Financial Officer

cc:       Mason Conner, Chief Executive Officer -- VillageEDOCS
            Michael T. Cronin, Esq. - Johnson, Pope, Bokor, Ruppel & Burns, LLP
            Michael Faddoul, CPA - Corbin and Company, LLP